ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting of shareholders of B2Gold Corp. (the "Company") held on June 12, 2020 (total shares represented in person or by proxy being  850,836,777 of the 1,039,994,619 issued and outstanding common shares of the Company ("Common Shares") as at the record date, which constitutes 81.81% of such Common Shares).

Item 1: Number of Directors

By way of ballot, the number of directors was set at nine (9).  The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	799,700,108	99.77%
Votes Against	1,838,882	0.23%
Total Votes Cast		100.00%

Item 2: Election of Directors and Approvals of Nominees as Directors

By a vote by way of ballot, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

Name	Total Votes in Favour (%)		Total Votes Withheld/Abstained (%)		Outcome of Vote
Clive Johnson	795,205,121	99.21%	6,333,869	0.79%	Approved
Robert Cross	655,532,577	81.78%	146,006,413	18.22%	Approved
Robert Gayton	659,726,522	82.31%	141,812,468	17.69%	Approved
Jerry Korpan	659,747,299	82.31%	141,791,691	17.69%	Approved
Bongani Mtshisi	692,509,529	86.40%	109,029,461	13.60%	Approved
Kevin Bullock	692,440,447	86.39%	109,098,543	13.61%	Approved
George Johnson	692,354,507	86.38%	109,184,483	13.62%	Approved
Robin Weisman	791,740,357	98.78%	9,798,633	1.22%	Approved
Liane Kellly	794,144,197	99.08%	7,394,793	0.92%	Approved

Item 3: Appointment of Auditors

By way of ballot, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.  The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	849,907,518	99.89%
Withheld / Abstain	929,259	0.11%
Total Votes Cast		100.00%

Item 4: Approval of the Restricted Share Unit Plan (the "RSU Plan")

By way of ballot, the RSU Plan, as more particularly described in the Management Information Circular of the Company dated May 5, 2020 (the "Circular"), and unallocated entitlements under the RSU Plan, were approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	761,339,648	94.98%
Votes Against	40,199,342	5.02%
Total Votes Cast		100.00%

Item 5: Approval of Advisory Vote on Executive Compensation

By way of ballot, matters relating to the Advisory Vote on Executive Compensation, as more particularly described in the Circular of the Company dated May 5, 2020, were approved. The total votes cast by all shareholders of the Company present in person or by proxy were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	788,323,511	98.35%
Votes Against	13,215,478	1.65%
Total Votes Cast		100.00%

DATED at Vancouver, British Columbia this 15th day of June, 2020.

B2GOLD CORP.

/s/ Clive Johnson

Clive Johnson

President & Chief Executive Officer